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September 2005


To Our Clients:

     The enclosed material pertains to an upcoming meeting of stockholders of the mutual fund(s) in which you have invested through Bernstein.

     For any of the mutual funds you hold, we've included a proxy statement discussing the details of the meeting and the items being voted upon. In addition, you will find the proxy card(s) containing the specific voting instructions. Bernstein supports a vote for the proposals.

     Your vote is important, and we ask that you vote your proxy promptly. Should you have any questions, please contact your Bernstein Advisor.



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